8 November 2024

The Directors
Nova Minerals Limited
Suite 602/566 St Kilda Road,
Melbourne, VIC 3004

Dear Sirs,

Re: Resignation as Non-Executive Director

I hereby resign as Non-Executive Director of Nova Minerals Limited with effect from the close of business on 14 November 2024.

Yours faithfully,

Rodrigo Capel Pasqua